OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Jewelry Warehouse Inc

PO Box 4722
West Columbia, SC 29171

www.jewelrywarehouse.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum $107,000 in Unsecured Promissory Notes

Minimum$10,000 in Unsecured Promissory Notes

Company	Jewelry Warehouse Inc (dba Satterfield's Jewelry Warehouse)
Corporate Address	PO Box 4722, West Columbia, South Carolina
Description of Business	Satterfield's Jewelry Warehouse is a retail store combining four unique storefronts under one roof that includes Jewelry and collegiate merchandise.
Type of Security Offered	Unsecured Promissory Note (the "**Notes**")
Minimum Investment Amount (per investor)	$500

The Notes will accrue interest as follows:

- 15% through January 9, 2021;
- 20% between January 10, 2021 and January 9, 2024; and
- 25% thereafter

All accrued and unpaid interest shall be paid on or before January 10th of each year of the term. All outstanding principal and accrued and unpaid interest shall be due and payable on January 10, 2025.

Commencing June 1, 2020, any investor may, by providing written notice to us, on or before December 10th of any year, request the early repayment of this Note, in which case, on or before the following January 10th, we shall repay Holder the outstanding principal balance of this Note, plus all accrued and unpaid interest due as of such payment date.

We may prepay any or all of the Notes, in whole or in part, at any time, by the payment of all principal and the interest that has accrued thereon through the date of such repayment, and without any premium or penalty.

PLUS all investors meeting the minimum amount will receive the immediate perk listed below:

- $500 — If you invest $500, you will receive a $50 Gift Card.
- $1,000 — If you invest $1,000, you will receive $120 Gift Card.
- $2,500 — If you invest $2,500, you will receive $400 Gift Card.
- $5,000 — If you invest $5,000, you will receive $1,100 Gift Card.

- $10,000 — If you invest $10,000 or more, you will receive a $2,500 Gift Card.

Investors will receive the immediate perk within 30 days after closing the offer. Immediate perks do not stack or combine. Gift Cards can be used at any of our store locations or online.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Founded in 1965, Satterfield's Jewelry Warehouse, originally known as Robyn Ann, has been a signature local business of Columbia, South Carolina for over 50 years. Our unique company features **four distinct store fronts** that cater perfectly to our South Carolina community. Each of our brands perfectly blend together all under one roof in each of our three brick-and-mortar locations for an experience that brings our customers back time and time again. Even though each of our storefronts is under the umbrella of Sattefield's Jewelry Warehouse, each store has it own unique name and merchandise that is expected from our customer base.

Satterfield's Jewelry Warehouse is the Jewelry portion of our company and is the original business of our stores. Our jewelry store offers exquisite fine jewelry collections crafted from precious metals and stones at a variety of price levels ranging from elegant diamond solitaires to lovely sterling silver pieces. We pride ourselves in being able to offer our jewelry customers a wide range of jewelry products with staff that has been well-trained and versed in jewelry lingo. We offer a variety of unique promotions that separate our stores from chain jewelry stores. Our most recent promotion includes a free jewelry "spa day" for any customer shopping in our stores. The jewelry spa day lets our customers browse our stores while our staff cleans any jewelry they are currently wearing absolutely free. We use our promotions to inform our customers that we are there to provide for them even if they don't buy from us. Our company is able to provide our customers services outside of just "selling" jewelry. We have two on-site, full-time master jewelers who can do a series of jewelry repairs in house for our customers. One of our newest, most popular promotions is our Jewelry Warehouse Love Notes. These are free business-size cards that have special messages of love or friendship that are available free with any purchase. The purpose of our Jewelry Love Notes is to remind our customers to put the romance back in to gifting jewelry while also allowing our stores to be a one-stop shop for any customer shopping for a gift. They purchase the jewelry and we provide the gift bag, the "Love Note" card, and an envelope so once our customers leave our stores they are ready to present their gift. For 27 years in a row, our Jewelry store was voted "Best Jewelry Store" by South Carolina's biggest newspaper, The State. Our jewelry store is also a member of an exclusive national organization for high volume jewelry stores, Leading Jewelers Guild. By being a member of this guild, we have access to a variety of information on jewelry stores all across the United States including successful ventures and trending products. At Satterfield's Jewelry Warehouse, we pride ourselves on being our customers jeweler for life's every moment.

Garnet and Black Traditions and **Tiger Paw Traditions** are our storefronts offering officially licensed collegiate merchandise from the University of South Carolina and Clemson University. We offer gear from the official brands of the schools including Under Armour for South Carolina and Nike from Clemson which includes sideline apparel and the same items worn by the athletic players. All three of our brick-and-mortar locations are located in and around Columbia, South Carolina which is the home of the University of South Carolina campus, so we have a number of students who visit our stores as well as Alumni they shop our stores on the way to the big athletic games. While we aren't located near Clemson University, Columbia, South Carolina is home to Clemson's largest Alumni club in the state so there is no shortage of Clemson fans at our stores. Our company prides ourselves on having a good relationship with each of the universities. In our stores and on our websites we only sell merchandise that has been officially licensed through the IMG company meaning we only purchase product from vendors who have had their products approved by the university and have paid the proper licensing to sell the trademarked gear. We do not sell counterfeit or unlicensed gear containing any trademarked logo or phrases. We have also worked with the universities to offer autograph signing events with a variety of athletic players and head ball coaches to offer our customers and fans a chance to meet with their favorite athlete. Our stores are unique from other university stores in the area because we enjoy offering our customers a wide variety of products outside of just big name brands. While we do offer brands such as New Era, Antigua and Cutter & Buck, we also offer a number of novelty products that allow our customers to showcase their collegiate pride all throughout their home and their lives.

Palmetto Traditions is our storefront that offers popular Southern fashion trends which includes top brands such as Yeti, Simply Southern, and Tervis Tumblers. One of the biggest sections of our Palmetto Traditions stores is our personalization section. Our company has an entire personalization department dedicated to customizing items for our customers. The department includes three embroidery machines, three vinyl-cutting machines, and an on-site heat-press machine. With each type of machine we are able to offer our customers an array of personalization options to customize almost anything our customers bring in to our stores or any of our own products. We have also designed and created our own line of monogrammed and embroidered items including our Sweet Tees collection and Perfectly Palmetto collection. At times, we have even created a series of clothing and hats for local organizations and companies in the area. Our Palmetto traditions stores caters to our customers who take pride in being born Southern.

While each of our storefronts is under the umbrella of Satterfield's Jewelry Warehouse in our physical stores, online each storefront has its own website and corresponding social media accounts that cater to each storefronts' individual fan base. On Facebook alone, we have a combined total of **74K followers** that are avid fans of our company. It is because of our commitment to high standards of quality, selection, value, and service that we have always remained in the hearts of our customers.

Sales, Supply Chain & Customer Base

With a variety of storefronts, we have a variety of ways customers can reach our products. First and foremost, our products are available at our three brick-and-mortar locations located across the Midlands of South Carolina. We also have four websites that corresponds to each of our storefronts for customers to shop our products. (www.jewelrywarehouse.com, www.garnetandblacktraditions.com, www.tigerpawtraditions.com, www.palmettotraditions.com) We also offer our custom monogrammed and personalized items featured in our Palmetto traditions stores on Etsy (www.etsy.com/shop/PalmettoTraditions).

We source our products from suppliers located in the United States and Asia. For our collegiate products, we only work with vendors who have had all of their products licensed through the IMG company. All of our name brand products are sourced through the original company or an affiliated-third party. We only purchase jewelry from accredited sources for genuine stones and metals. Orders placed on our websites are shipped directly from our in house shipping department to the customers.

Competition

Our competition varies depending on the storefront. For our Jewelry store, we principally compete with local chain stores such as Jared and Kay's as well as local jewelry stores, Dem's Jewelers and Moseley's. We believe our unique promotions as well as broad merchandise selection outsources our competitors. We also have the advantage of drawing in more customers because of our additional storefronts. Collegiate customers come to our stores to find university merchandise, but end up browsing through our jewelry store. We have gained many customers who do not intend to buy jewelry, but found themselves shopping our jewelry while on the way to other storefronts. For our Garnet and Black Traditions storefront, we principally compete with the bookstores around the University as well as the specialty collegiate store, Miss Cocky. Miss Cocky only specializes in women's USC apparel while the university bookstores only stock a small selection of apparel as most of their stores are dedicated to books. Our Garnet and Black Traditions stores cater to Men, Women and Children as a one stop shop for Gamecock merchandise. We have one of the largest selection of Gamecock merchandise in the midlands, so we certainly outreach our competitors for Gamecock merchandise. For our Tiger Paw Traditions storefront, our principal competitors are located in Clemson, South Carolina while we are located in Columbia, South Carolina. We are one of the few retailers in the center of South Carolina who offers Clemson merchandise. Also with our website, we are still able to reach Clemson fans outside of the Midlands. For our Palmetto Traditions storefront, our principal competition is with Palmetto Moon. Palmetto Moon is a combination store that includes southern fashion trends as well as Gamecock and Clemson merchandise. They do not separate their stores and so there are only able to provide a small selection of products from each area while our stores carry specialty products for each storefronts. We take care to fill each of storefronts fully with products our customers enjoy. Our Palmetto Traditions store also has a large personalization business which Palmetto Moon is unable to keep up with. We believe we outstrip our competitors in all areas of sales because we strategical cater our businesses for any and every customer who walks through our doors.

Liabilities and Litigation

We have an outstanding promissory note to Argosy for $1.176 million, that bears interest at a rate of 6.50% per year, which is paid monthly, with the balance due at maturity on March 31, 2021. We have a note to Strategic Funding for $462,500 that bears no interest and is payable in monthly payments ranging between $2,500 and $30,000 through November 2021. There is an outstanding note to a previous owner for $408,519 that bears interest at a rate of 5% per year, which is paid monthly through July 2037. There are two smaller notes with Marlin Financial. One is for $2,401 that bears interest at of rate of 14.1% and the maturity date is June 2018. The second is for $4,074 that bears an annual interest rate of 15% and has a maturity date of July 2018. As of March 25, 2018, we owe $254,985 in back taxes to the Internal Revenue Services. We have entered into an installment agreement pursuant to which we have agreed to pay $5,000 per month until such back taxes are paid in full. As of March 27, 2018, we owed $906,331 in back taxes to the South Carolina Department of Treasurer. We have entered into an installment agreement pursuant to which we have agreed to make monthly payments varying between $5,000 and $ 20,000 until the amounts are fully paid. As of March 15, 2018 we had an aggregate of $1,156,175 in past due amounts owed to our current vendors. As of March 25, 2018, we have outstanding judgments from seven vendors and one prior lender. Approximately $281,524 in principal and interest was outstanding on these judgments. We also currently have two judgments against us totaling $436,482 by two former landlords.

The team

Officers and directors

Scott Satterfield	President

Scott Satterfield
Scott Satterfield is the sole owner of Satterfield's Jewelry Warehouse. He has been the president of the company since 2005 with the passing of George Satterfield. He has worked for the company for 48 years.

Number of Employees: 53

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We may suffer from a lack of inventory and customer sales** Our cash flow shortages have hurt our ability to generate the sales we successfully had in previous years. Jewelry sales in our business have been greatly enhanced as we put together consignment deals to help lessen the need for long term cash, but our stores have been unable to move completely to consignment deals. Many of the companies we are currently working with will not allow us to work under a Net 30 agreement and are requiring us to pay in full before we are able to receive their products. This means our inventory is directly controlled by our cash flow. With a limited cash flow, we are limited to the amount of products we are able to get in our stores which therefore causes less sales and less attraction for customers to shop our stores.
- **We may be limited on our ability to grow** Our ability to grow in the next twelve months is dependent upon our ability to generate sufficient cash flows from sales to meet our obligations. No assurance can be given that we will be successful in the effort to raise capital and increase our cash flow to improve sales. If we are unsuccessful in generating sufficient cash flow, our company's ability to continue for a reasonable period of time may be compromised. The growth of our company is dependent on raising capital to increase inventory.
- **Our sale projections are estimates** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **Our current liabilities may overcome our income** Our profit and loss statements show an improvement over the last three years and we have worked hard to create consignment deals especially for the slower turning jewelry inventory to lessen the strain of speculative inventory purchases, but the lack of cash to purchase inventory could cause us to be unable to make current agreed payments and could cause a question in future operations. Should we be unable to pay current agreements, our company may be pressured from other agencies and our operations may be slowed or limited. This would cause us to receive a negative balance on our income which may impact our companies growth in future years.
- **We may lose our current consignment deals** The majority of our jewelry inventory is filled with consignment deals that allow us to pay vendors their cost of goods after we have sold the product. We have seen no negative reactions from our vendors and most seem very happy with the current arrangement of

consigned goods with monthly payments after sales. However, we can not predict if one of our consignment companies decides to cancel their consignment agreement with us due to changing their mind or their bank lender no longer allowing them to work with us. If our company were to lose our consignment deals, our product selection would be severely impacted which may cause additional loss of sales and customers. Our company would then look to create additional consignment deals, but there are no guarantees of future vendors willing to participate in a consignment deal. Consignment deals have been our answer to fill our product shelves during our low cash flow and if these deals are discontinued, it could greatly affect our companies profit.

- **Our Traditions Stores and new inventory could under-perform** The sales of South Carolina and Clemson collegiate merchandise relies on current fashion trends and selection, but it is also influenced by the success of each University's athletic teams. When the sports teams do well, customers are more willing to shop at our stores and we are also able to provide additional products such as championship gear. Our company is unable to influence the success of the colleges' athletics team. In the event that all teams do poorly, our stores may not reach the projected sales and our traditions stores' performance could be impacted. In addition, the new inventory we plan to purchase with money raised in this offering, may not have the return on investment we predict. The new merchandise we purchase may under-preform which would impact our company's sales growth. Our Palmetto stores are dependent on current fashion trends and the new products we plan to purchase may become outdated or irrelevant before they are sold. This could impact the ability of our products to be sold and thus would impact the success of our Palmetto Traditions store.
- **Our Online Growth could decline and/or not grow as predicted.** Our stores have a very large presence on the internet both in eCommerce and social media. Our growth online depends on new customers finding our stores and old customers returning to our stores to shop. We expect with the proper channels and website updates we can increase our sales growth online exponentially, however, we cannot guarantee we will be successful. Changes in online store terms such as Google and Amazon, including, changes in shipping methods and pricing, as well as changes within our own website host, could adversely impact our ability to grow our online sales. Should our website host, UniteU, experience any financial struggle, our online company store would be directly impacted and our websites may even be removed from the internet. We expect our new inventory purchased with the funds raised in this offering to also support the growth of our online stores, but if the new products are unpopular or we are unable to drive traffic to our online stores, we may see a decline in sales on our sites. In addition, other competing internet companies coming into our marketplace could adversely impact our online sales thus hurting our overall company sales. The online competitor, Fanatics, has recently secured licenses from dozens of major sports leagues, for products similar to what we currently sell. Should customers decide to shop our competitors website instead of ours, our online sales could be drastically affected or may not grow as we anticipate.
- **We owe back taxes to the South Carolina Department of Revenue and the**

Internal Revenue Service. Once our cash flow was depleted, our company was unable to timely pay our sales and payroll taxes to the South Carolina Department of Revenue and the IRS. As of March 25, 2018, we owed $906,331 to the South Carolina Department of Revenue and $254,828 to the IRS for prior tax obligations. We have worked with the South Carolina Department of Revenue and IRS and currently have agreed on a monthly repayment plan to pay the taxes that are owed, and our obligated to remain current on current taxes. While we have met our obligations under these agreements, and intend to continue to do so, if we are unable to maintain in good standing or if the South Carolina Department of Revenue or the IRS, or either entity changes the terms of the payment plan unexpectedly, it could cause a disruption in our affairs. If the South Carolina Department of Revenue or the IRS demand full payment of all taxes owed, our company may be forced to cease all business.

- **We may experience a change in our agreements with current vendors** As of March 15, 2018, we had an aggregate of $1,156,175 in past due amounts owed to our current vendors. We are working constantly with these vendors to come to terms with all past debts and current inventories. We have worked out several payment agreements with different vendors which allows us to have their product while also paying current debts. We are very transparent with any new vendors on our current state of affairs and working with vendors on all past due amounts. However, if a vendor decided to cancel their agreement, by either pulling their product from our shelves or demanding payment in full of all past bills, it would affect our current business operations. Our current cash flow is also based on our vendors continuing to use the same payment plan we have created and should they decide to cancel it, the cash flow for our stores could be affected.
- **Our current lender could cancel our Forbearance agreement and demand full payment, and foreclose on our assets.** Our loan from our previous bank was purchased by Argosy Credit Partners. Argosy also bought all rights to the Forbearance agreement that was in place and which has allowed our company to start rebuilding when our previous bank froze our accounts. Should Argosy decide not to renew our Forbearance agreement, or we were to default thereon, our entire loan balance would be due immediately. This would greatly jeopardize our business operations and future sales. Argosy has a blanket lien on our assets. If we default on our credit facility with Argosy, it could foreclose on its lien which would cause us to cease operations.
- **Outstanding Judgements** As of March 25, 2018, we have outstanding judgments from seven vendors and one prior lender. Approximately $281,524 in principal and interest was outstanding on these judgments. We also currently have two judgments against us totaling $436,482 by two former landlords. If such creditors were to foreclose on their judgments it would have a material adverse effect on our business.
- **Management discretion as to use of proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan.

We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **The Notes do not include certain protective provisions that may be included in Promissory Notes.** The Note does not include an automatic acceleration upon a default, upon the entering of a judgement against us, or with respect to any false or misleading representations and warranties by us. It also does not include a repayment trigger upon a change in our control, merger or sale of our assets. We are also not required to pay a late fee in the event any payment is made after the due date.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Scott T Satterfield, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 683

  Our authorized capital stock consists of 10,000 shares of common stock, of which 683 shares are outstanding and held by Scott Satterfield our CEO.

  Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

  Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

  Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a holder of Promissory Notes, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor who purchases a Promissory Note from our company has no stake in the company. Therefore, there is no opportunity for dilution to occur as the purchase of a Promissory Note value will neither increase or decrease. In the case, our company decides to raise the initial offer goal above One Hundred and Seven Thousand ($107,000), all previous promissory notes will not be affected.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Year ended December 31, 2017 comparted to year ended December 31, 2016

Revenue

Revenue for fiscal year 2017 was $7,429,226. This is almost an 11% increase from 2016 revenue which was $6,693,539. This increase was in response to Clemson University's Football team winning the national championship in January and the University of South Carolina's Men's and Women's basketball teams doing very well in the NCAA tournament. As a result of these winnings, Tiger Paw Traditions sales were up 120% and Garnet and Black Traditions sales were up 30%. We believe that had we had a better mix of merchandise in our stores all year round, those increases would have been higher.

Cost of Sales

Cost of Sales in 2017 was $3,650,183 which is an increase of $462,844 from costs of $3,187,339 in fiscal year 2016. The increase was due to the increase in University of South Carolina and Clemson University merchandise that was sold.

Gross Margins

Our gross margins for 2017, were $3,779,043, compared to $3,506,200 in 2016. The $272,843 over 2016 gross profit.

Expenses

Our primary expenses consist of, among other things, compensation and benefits, marketing and sales expenses, interest, store maintenance, and bank card processing fees. Expenses in 2017 were $4,299,698, compared to $4,277,897 for 2016. The increase was a result from both increases and decreases in a few of our expenses. One of the most notable was a decrease of $136,819 in compensation and benefits. This decrease was mostly over shadowed by an $115,895 increase in advertising and bank card processing fees. Both were a result from the two Universities' winning teams. Another $45,814 increase came in our computer support expenses, as a result of a computer virus in June of 2017 which forced us to do a system wide upgrade a few years earlier than we were prepared for.

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenue

Revenue for the fiscal year 2016 was $6,693,539 compared to $9,272,507 for 2015, reflecting a 27.8% decrease over 2015. In February of 2015, we hired an outside company to run a large scale sale through mid-April. The sales during that time were up by 89.1%. These were the main months where the decrease in revenue occurred. During 2016, we also had a decrease during our college football season of 20.2%. We believe, based on past season sales, this was due to not having a good mix of inventory in our Garnet and Black Traditions and Tiger Paw Traditions stores. Cash flow problems prevented us from getting a better mix of inventory.

Cost of Sales

Cost of sales in 2016 were $3,187,339 compared to $4,782,722 in 2015. The decrease in revenue was primarily due to the 27.8% decrease in revenue in 2016 compared to 2015.

Gross Margin

2016 gross profit was $3,506,200, compared to $4,489,785 for 2015. The decrease primarily resulted from the $2,578,968 difference in revenue generated in 2016 as compared to 2015. The gross margin as a percentage of revenue in 2016 was 52%. This is an increase from the 48% we had in 2015. The large difference in percentage gross margin is due to the sale run in February, March, and April of 2015. Though this sale produced dollars in revenue, the gross margin during those months in 2015 averaged 39.2%.

Expenses

Expenses in 2016 were $4,277,897 compared to $5,846,645 for 2015. The decrease in expenses primarily resulted from a $690,752 decrease in compensation and benefits. We also closed one of our four brick and mortar locations in 2015 resulting in a decrease in rent of $233,493 in fiscal year 2016. Some of the other large decreases in expenses, such as bank card processing and advertising was primarily a direct result of not holding the three month large scale sale we ran in February, March, and April of 2015.

Notes

The expenses and cost of goods sold during the large scale sale early in 2015 resulted in a net loss that was not expected. Though the outside company we hired was able to properly estimate the outcome for the jewelry side of our company, they miscalculated our three Traditions sides. There was no noticeable increase in our Traditions stores' sales. The sales we did have in those stores were at a percent gross margin of 38.2% as compared to the sales in 2016 being at a 52%.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can be cash flow positive within 30 months with the increased inventory which will generate increased sales/profit.

Financial Milestones

With the additional inventory for our Traditions stores we have seen past performance over 6 million in these areas. While past performance is not an indication of future performance, there is a basis for sameness as many current inventory needs that produced significant sales will be generated again once we complete our funding.

Liquidity and Capital Resources

As of December 31, 2016, we had $281,310 in cash, and as of December 31, 2017, we had $16,601 in cash.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company.

With the additional cash to purchase inventory, the sales turns at a 2 to 4 time turn should allow us to generate a profit as early as this year but definitely by 2019.

Indebtedness

We have an outstanding promissory note to Argosy for $1.176 million, that bears interest at a rate of 6.50% per year, which is paid monthly, with the balance due at maturity on March 31, 2021. We have a note to Strategic Funding for $462,500 that bears no interest and is payable in monthly payments ranging between $2,500 and $30,000 through November 2021. There is an outstanding note to a previous owner for $408,519 that bears interest at a rate of 5% per year, which is paid monthly through July 2037. There are two smaller notes with Marlin Financial. One is for $2,401 that bears interest at of rate of 14.1% and the maturity date is June 2018. The second is for $4,074 that bears an annual interest rate of 15% and has a maturity date of July 2018. As of March 25, 2018, we owe $254,985 in back taxes to the Internal Revenue Services. We have entered into a pursuant to which we have agreed to pay $5,000 per month until such back taxes are paid in full. As of March 27, 2018, we owed $906,331 in back taxes to the South Carolina Department of Treasurer. We have entered into an installment agreement pursuant to which we have agreed to make monthly payments varying between $5,000 and $ 20,000 until the amounts are fully paid. We are currently indebted to The Game in the amount of $ 44,851 for inventory. The debt does not accrue interest, and we have agreed to make monthly payments of $1,500 per month through August 2018, $5,000 per month in September and October 2018, $10,000 in November 2018, and $16,000 in December 2018. We are also indebted to Seiko in the amount of $ 74,601 for inventory. The debt accrues interest at a rate of 0% per annum, and we have agreed to make monthly payments of $500 per month through August 2018, $3,000 per month between September 2018 and December 2018, $2,000 per month between January 2019 and August 2019, and $5,000 per month between September 2019 and December 2019. We are indebted to Custom Brand Sportswear in the amount of $11,162. This debt does not accrue interest and we have agreed to apply a small amount to our balance each time we purchase additional pre-paid merchandise from their company with no set deadline. Other than the ones listed above, we have an outstanding judgment with four more inventory vendors. The judgments are as follows: Pacific and Southern LLC for $41,000, Oakley for $6,362, BB&T for $9,309, and Learfield Communications for $45,354. The company has two outstanding judgments from prior landlords and one from a prior lender. The landlords are as follows: GRI-EQY (Sparkleberry Square) for $381,372 and Columbiana

Station for $55,110. The prior lender is Windset Capital for $48,885.

Recent offerings of securities

None

Valuation

$3,132,677.15

We have not undertaken any efforts to produce a valuation of the Company. The current pre-money valuation of the company reflects the the Total Shareholders Equity value of the company at December 31, 2017.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Inventory	$9,400	$100,580
Total Use of Net Proceeds	$9,400	$100,580

Our main focus for raising capital is to purchase inventory for our Traditions stores. We are initially seeking to raise $107,000 in this offering, and if there is sufficient demand, we intend to obtain reviewed financial statements and increase the offering size to $750,000, however, may, in our discretion, increase the offering size to up to $1,070,000.

The frequency of turns in the three Traditions stores allow us to multiply the inventory turns/profit 2-4 times in a year.

After we have successfully filled our Traditions stores inventory with the main portion of the proceeds, we plan to use a portion of proceeds to update our websites to a responsive site allowing all types of phones, tablets etc to see our site properly. Currently we are penalized in search engines for not having responsive websites.

A portion of the proceeds will also be used towards fulfilling the StartEngine fees incurred by the campaign.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at: www.jewelrywarehouse.com/AnnualReport.aspx The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Jewelry Warehouse Inc

[See attached]

I, _Scott T. Satterfield_ (Print Name), the _Owner/President_(Principal Executive Officers) of __Jewelry Warehouse Inc._(Company Name), hereby certify that the financial statements of ___Jewelry Warehouse Inc._ (Company Name) and notes thereto for the periods ending __December 31, 2016__ (first Fiscal Year End of Review) and __December 31 2017_(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $__7,429,226__; taxable income of $___($518,505)__ and total tax of $___0___.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __April 5, 2018 _ (Date of Execution).

_________________________ (Signature)

_ Owner/President (Title)

_April 5, 2018 _ (Date)

JEWELRY WAREHOUSE, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
Assets		
Current assets		
Cash	$ 16,601	$ 281,310
Accounts receivable	133,501	148,977
Employee Receivables	28,930	28,930
Inventories	1,340,399	2,376,774
Prepaid expenses	49,651	49,651
Total Current assets	1,569,082	2,885,643
Property, plant and equipment		
Property, plant and equipment	3,454,401	3,454,401
Accumulated depreciation	(2,068,010)	(1,890,080)
Total Property, plant and equipment	1,386,391	1,564,321
Total Assets	2,955,473	4,449,964
Liabilities		
Current liabilities		
Accounts payable	2,879,729	3,557,497
Accrued liabilities	583,649	751,521
Short-term portion long term debt	527,974	79,541
Other current liabilities	144,192	131,156
Total Current liabilities	4,135,544	4,519,716
Long term liabilities		
Loan from Stockholder	277,014	168,200
Loan from Family Member	408,519	380,633
Long term debt, net of current portion	1,267,072	1,645,046
Total Long term liabilities	1,952,605	2,193,879
Total Liabilities	6,088,150	6,713,595
Equity		
Common stock	4,830	4,830
Additional paid-in capital	304,968	304,968
Retained earnings	(3,442,475)	(2,573,430)
Total Shareholders' Equity	(3,132,677)	(2,263,631)
Total Liabilities and Shareholders' Equity	2,955,473	4,449,964

JEWELRY WAREHOUSE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities		
Net income (loss)	$ (518,505)	$ (769,100)
Adjustments to reconcile net income (loss)		
to net cash provided by (used by) operating activities:		
Depreciation and amortization)	177,930	209,869
(Increase) decrease in accounts receivable	15,476	39,079
(Increase) decrease in inventories	685,835	595,590
Increase (decrease) in accounts payable	(677,769)	(6,319)
Increase (decrease) in accrued expenses)	(167,872)	148,923
Increase (decrease) in other liabilities	13,036	7,325
Total Adjustments	46,636	994,468
Net cash provided by (used in) operating activities	(471,869)	225,368
Cash flows from financing activities		
Proceeds from issuance of short-term debt	70,459	
Proceeds from issuance of long-term debt	27,887	
Net repayments under line of credit		(547,972)
Principal payments on long-term debt)		296,541
Proceeds of Stockholder Loans	108,814	164,350
Net cash provided by (used in) financing activities	207,160	(87,081)
Net increase (decrease) in cash and cash equivalents)	(264,710)	138,287
Cash and cash equivalents at beginning of year	281,310	143,023
Cash and cash equivalents at end of year	16,601	281,310

JEWELRY WAREHOUSE, INC,
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Revenues	$ 7,429,226	$ 6,693,539
Total Cost of Sales	3,650,183	3,187,339
Gross Profit	3,779,043	3,506,200
Operating Expenses		
Administrative expenses	284,783	371,758
Salaries	1,645,345	1,747,329
Employee Benefits	173,139	201,587
Repairs and Maintenance	28,629	10,204
Property and Equipment Rent	661,464	636,535
Taxes and Licenses	203,649	230,360
Interest Expense	199,133	143,853
Depreciation and Amortization	177,930	209,869
Advertising	307,571	214,193
Insurance	36,661	53,394
Shop Supplies	14,227	14,238
Store Supplies	35,677	37,450
Alarm Monitoring and Security	40,693	(8,844)
Telephone and Utilites	183,675	188,481
Freight	166,275	106,623
Bank Card Charges & Bank Fees	133,882	114,010
401K Match Expense	6,966	6,857
Total Operating Expenses	4,299,698	4,277,897
Income (Loss) from Operations	(520,654)	(771,698)
Other income	2,149	2,598
Net Income (Loss)	(518,505)	(769,100)
Beginning retained (deficit)	(2,573,430)	(1,804,330)
Prior period Adjustment	(350,540)	
Ending retained (deficit)	(3,442,475)	(2,573,430)

NOTE 1 – NATURE OF OPERATIONS

Jewelry Warehouse, Inc. ("The Company") was formed on April 30, 1965 in the State of South Carolina. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Columbia, South Carolina.

Jewelry Warehouse, Inc. is a retail company located in South Carolina. Our company is unique in that we feature **four distinct store fronts** inside each of our three brick and mortar locations and website that cater perfectly to our South Carolina community. We offer a wide variety of jewelry for any customer's budget in Satterfield's Jewelry Warehouse. University of South Carolina and Clemson University fans can get their tailgate gear and school pride memorabilia in our Garnet and Black Traditions and Tiger Paw Traditions stores. Customers are also offered Southern Fashion Trends and Personalization in our Palmetto Traditions stores.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognize revenues in its stores at the time of each retail sale.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and South Carolina. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. The Company will only be open to examination for tax returns filed in the past 3 years.

NOTE 3 – DEBT

Note payable, payable in monthly payments ranging from $10,000 to $15,000 including interest at 6.5% through March 31, 2021, secured by inventory and equipment.	1,176,072
Note payable, payable in monthly payments ranging between $2,500 and $30,000 through November 2021.	462,500
Note payable, payable 2729 per month including interest at 5% through July 2037. Unsecured.	408,519
Note payable, payable $417 per month including interest at 14.1% through June 2018, secured by equipment.	2,401
Note Payable, payable $611 per month including interest at 15% through July 2018	4,074
<u>Total</u>	2,053,566

NOTE 4 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2017 we had an aggregate of $1,156,175 in past due amounts owed to our current vendors. As of March 25, 2018, we have outstanding judgments from seven vendors and one prior lender. Approximately $281,524 in principal and interest was outstanding on these judgments. We also currently have two judgments against us totaling $436,482 by two former landlords. If such creditors were to foreclose on their judgments it would have a material adverse effect on our business.

We also currently owe the South Carolina Department of Revenue and the Internal Revenue Services, respectively, $906,331 and $254,828 in back taxes, and have agreed to payment plans to repay such back-taxes.

NOTE 5 – INCOME TAXES

Jewelry Warehouse has net operating loss carryforwards in the amount of 6.4 million dollars to be used to offset future taxable income through December 2037. Deferred taxes have not been recorded to reflect the potential tax benefits due to the uncertainty of the company having future taxable income.

NOTE 6 – STOCKHOLDERS' EQUITY

Our authorized capital stock consists of 10,000 shares of common stock. As of December 31, 2017, 683 shares are outstanding.

NOTE 7 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 2, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Satterfield's Jewelry Warehouse is pending **StartEngine Approval.**


Jewelry
WAREHOUSE
Tiger Paw
TRADITIONS

0
Investors

$0.00
Raised of $10K - $107K goal

Satterfield's Jewelry Warehouse

Fine Jewelry, Collegiate & Fashion Gear

Small OPO · West Columbia, SC · Retail · US Investors Only

In the South, **it's all about Football and Family.**

Four Stores, One Roof.

Founded in 1965, Satterfield's Jewelry Warehouse, originally known as Robyn Ann, has been a signature local business of Columbia, South Carolina for over 50 years. Founded by George Satterfield, our company which initially began as a small business selling self-contained costume jewelry displays in hundreds of stores all over the south has now re-branded and expanded into **four distinct store fronts** that cater perfectly to our South Carolina community. Each of our brands perfectly blend together all under one roof in each of our three brick-and-mortar locations for an experience that brings our customers back time and time again.







Satterfield's Jewelry Warehouse - Offers exquisite fine jewelry collections crafted from precious metals and stones for all price levels ranging from elegant Diamond Solitaires to lovely sterling silver pieces.

Garnet and Black Traditions - Offers officially licensed University of South Carolina collegiate merchandise including top brands such as Under Armour, Top of the World, and more.

Tiger Paw Traditions - Offers officially licensed Clemson University collegiate merchandise which includes top brands such as Nike, New Era, and more.

Palmetto Traditions - Offers popular Southern fashion trends which includes top brands such as Yeti, Simply Southern, Tervis Tumbler, and more.

While each of our storefronts is under the umbrella of Satterfield's Jewelry Warehouse in our physical stores, online each storefront has its own website and corresponding social media accounts that cater to each storefronts' individual fan base. On Facebook alone, we have a combined total of **74K followers** that are avid fans of our company. Over fifty years have passed since we first opened our doors. The ownership of the company may have changed to George's son, Scott Satterfield, but the core values of Satterfield's Jewelry Warehouse have never changed. It is because of our commitment to high standards of quality, selection, value, and service that we have always remained in the hearts of our customers.

Initial Investment Information

We are offering up to $107,000 in unsecured Promissory Notes.
The Notes will accrue interest as follows:

- 15% through January 9, 2021;
- 20% between January 10, 2021 and January 9, 2024; and
- 25% thereafter

All accrued and unpaid interest shall be paid on or before January 10th of each year of the term. All outstanding principal and accrued and unpaid interest shall be due and payable on January 10, 2025.

Commencing June 1, 2020, any investor may, by providing written notice to us, on or before December 10th of any year, request the early repayment of this Note, in which case, on or before the following January 10th, we shall repay Holder the outstanding principal balance of this Note, plus all accrued and unpaid interest due as of such payment date.

PLUS all investors meeting the minimum amount will receive the immediate perk listed below:

- $500 — If you invest $500, you will receive a $50 Gift Card.
- $1,000 — If you invest $1,000, you will receive $120 Gift Card.
- $2,500 — If you invest $2,500, you will receive $400 Gift Card.
- $5,000 — If you invest $5,000, you will receive $1,100 Gift Card.
- $10,000 — If you invest $10,000, you will receive a $2,500 Gift Card.

**All Perks occur after the offering is completed.*

Please continue reading for additional information on our company, our business plan, and what your investment means to us.


Redefining Engaged
SHOP NOW


GARNET & BLACK TRADITIONS
WHERE GAMECOCKS RULE THE ROOST
HIGH CROWN VISORS
SHOP NOW
MUST-HAVES
COLLECTIONS
GAMEDAY
YETI


TIGER PAW TRADITIONS
WHERE TIGERS GET THEIR STRIPES
New Jewelry
CLEMSON
SHOP NOW
MUST-HAVES
COLLECTIONS
GAME DAY!
YETI


Palmetto TRADITIONS
FREE SHIPPING
swig
NEW ARRIVAL!
SHOP NOW
SOUTHERN ESSENTIALS
PERSONALIZE IT
MUST-HAVES

First, Let's Dive in to our Jewelry Store.





Why We're Better Than Chain Stores

For Life's Every Moment - We Want to be your Jeweler!

Quality Jewelry at an Affordable Price

When our doors first opened in 1965, our goal was to offer customers a large selection of quality jewelry at an affordable price. That is still our mission today. By using a lower margin than most national chain stores, we are able to offer customers a wide variety of fashion and fine jewelry at a price that even our customers find reasonable. Our range of products extends from low-cost sterling silver pieces with cubic zirconia stones and other created gemstones to all styles of gold jewelry made with naturally-made gemstones and high-quality diamonds.

Most jewelry chains only stock the high-priced "luxury" products, but we have found that by also offering quality jewelry in a lower price range we are able to suit customers with budgets of all sizes. By adjusting our inventory to fit all customers in all price ranges, we are able to increase our traffic beyond ordinary chain stores and allow every customer who walks in our doors an option that fits their budget.


Satterfield's
$7199

We're Proud of Our Prices!

Have you ever heard the phrase,
"If you have to ask, you probably can't afford it"?
That's exactly why the price is marked on every single piece of jewelry in our showcases.
Our customers can shop our stores knowing exactly what they're looking at without any unexpected surprises.


$169

Innovative Promotions

Our company doesn't just wait for customers to stroll into our stores. We continuously create a variety of unique promotions and sales to draw customers into our stores. **Below are some promotional sales we have done in the past as well as ones we are currently running:**

- FREE CRUISE with any $3000 or more purchase on any diamond solitaire or engagement set.
- FREE Edible Arrangement 12-count Chocolate Strawberries ($39 value) with the jewelry purchase of $149 or more.
- FREE Love Note (special occasion cards) with any jewelry purchase.
- Reduced Package Pricing when you buy both your diamond solitaire and semi-mount setting from us.
- Everyday, Anytime, All The Time - $10 Ring Sizing
- Rainy Day Guarantee - If it rains more than 1" on your wedding day, we will refund the full purchase price of your wedding ring!
- FREE Jewelry Cleaning while you shop in our stores.


YOU BUY THE CARATS, WE BUY THE CRUISE!
WILL GET A FREE HONEYMOON!
Receive a FREE 12 count box of *Edible Arrangements Chocolate Dipped Swizzle Berries with your jewelry purchase of just
$149
If it rains on your Wedding, your ring could be FREE!*
Jewelry
WAREHOUSE


Free with purchase!
Love Notes
I LOVE YOU THIS MUCH.
SO MANY SMILES BEGIN WITH YOU.
YOU HAD ME AT HELLO.
XOXO
Because sometimes saying
"I love you" is the best reason of all...

Love Notes

The Satterfield's Jewelry Warehouse Love Notes are our own Special Message cards created in house that allow our customers to say what they feel even when sometimes they don't know the words themselves. Our Love Notes collection includes over 80 different expressions and every card is offered with a beautiful garnet envelope to allow our stores to be a one-stop shop for all of our customers shopping for gifts. From messages of Thanks and Happy Birthday to love letters saying "You are the One", our Love Notes have a message that fits all of our customers and best of all, they are absolutely free with any jewelry purchase.


Free Love Note with any jewelry purchase!
Love always, Jordan Xo
I LOVE YOU THIS MUCH.
HAVE I TOLD YOU LATELY THAT I LOVE YOU?
YOU'RE AMAZING!
WE HAVE 80 STYLES TO CHOOSE FROM!

Additional Services Satterfield Provides

Special Orders

Even with our large selection of jewelry, we still have customers who come into our stores with a certain jewelry design in mind that we don't currently carry in our showcases. We are always willing to go **beyond our showcases** and work with our customers to make sure they get the exact piece they desire. These moments are a large part of our jewelry sales that we categorize as Special Order Jewelry. They include actions such as ordering similar products in different metals or with different gemstones or ordering completely new styles shown in vendor catalogs. We also have a collection of custom jewelry that is made to order showcasing our customer's name or initials. We do our absolute best to make sure our customers don't leave empty handed.



In Store Jewelry Repair



We have **two full-time, on-site master jewelers** who can do a complete range of jewelry repair and alteration services including:

- Gold and silver jewelry repair
- Laser welding
- Solders
- Ring sizing
- Stone setting
- Engraving
- Watch battery replacement
- Remounting

Because our jewelers are on site, our customers **don't have to wait weeks** for jewelry to be sent off for repair. Most of our repairs can be done same day or within in a few days depending on our repair load. We even repair jewelry from other companies because we take pride in making sure our customers are satisfied, even if they didn't buy their jewelry from us.

Achievements in our Community and Across the Nation


Official Jeweler of Miss SC
Jewelry

An invitation-only national organization for high volume jewelry stores, The Leading Jewelers Guild limits their members to only 50 jewelry stores, and we have been a member since 2012.

For 26 years, we have been the official jeweler for Miss South Carolina and Miss South Carolina Teen Beauty Pageants.

"Jewelry fit for a king,
at prices the whole kingdom can afford."

Our Jewelry Store has been voted "Best Jewelry Store" for **27 years in a row** by the readers of South Carolina's largest newspaper.

Now, See How Our Tradition Stores Finish the Big Picture!


YETI
HOPPER

College Rivalries and Monograms



South Carolina and Clemson have one of the oldest and most passionate rivalries in the nation.

South Carolina vs Clemson - How Do They Add Up?

The University of South Carolina and Clemson University have one of the oldest rivalries in the nation with the longest uninterrupted football series in the South. Our college fans are some of the most passionate in the nation, and we've got the numbers to prove it. Just last year, the Clemson University football team defeated the Alabama Crimson tide to become the 2016 National Champions. The first day after the winning game, we were able to **pre-sell over $28,000** worth of products in 24 hours. By the end of that month alone, **we generated a revenue of $340,000 just for our Tiger Paw Traditions storefront.**

The South Carolina Women's basketball team (not a typically huge fan base for other colleges, but extremely popular for South Carolina fans) won the National Championship last year, while our Men's basketball team progressed all the way to the NCAA Final Four championship. These two major events boosted our Gamecock merchandise sales to almost **five times** the amount we had earned in previous years. Carolina and Clemson fans are passionate and driven to showcase their school pride on every inch of themselves, their homes, and their lives. We work to always stay one step ahead of our fans to make sure we have the gear every fan is looking for. Huge wins from our sports teams do drive more sales, but even when the sports teams aren't on top, the South Carolina and Clemson fan bases stay actively shopping for the newest team merchandise.


The State
Final Four bound

The State
National champs!

The State
BELIEVE IT!
CLEMSON'S NO. 1

Sports Team Success = $$$

How well **do Carolina's and Clemson's sports teams perform?**

- South Carolina Baseball - Back-to-Back National Champions 2010-2011
- South Carolina Women's Basketball - 2017 National Champions
- South Carolina Men's Basketball - 2017 NCAA Final Four
- South Carolina Football - 2018 Outback Bowl Champions
- Clemson Football - 2016 National Champions
- Clemson Football - Back-to-Back 3-Time ACC Conference Champions
- Clemson Men's Basketball - 2018 NCAA Sweet 16

Close Ties to the University: By Fans, For Fans

With each of our top executives being college sports fans, we are able to know what our customers want from not only a business standpoint but a fan's standpoint as well. We are a company that prides ourselves in operating under the motto "by fans, for fans." That encourages our customers to treat us as their everyday sports information and connection both in stores and on social media. In addition, as one of the top-three Gamecock Vendors in all of the United States, we also pride ourselves on maintaining a good working relationship with the University of South Carolina as well as Clemson University.

Autograph Signing Events

By having a strong connection with the university, we have been able to have autograph signings with different sports players and coaches at our store locations. We have had signings that included players like **Alshon Jeffery** (a recent Super Bowl champion) and **Stephon Gilmore** (also in the last super bowl on the opposing team) as well as big names to our specific colleges such as **Connor Shaw**, **Sammy Watkins**, and **Marcus Lattimore**. We have also had different signing events with head ball coaches of different sports teams including **Dawn Staley** (Women's Basketball Head Coach and three-time olympian) and **Chad Holbrook** (previous Baseball Head Coach and founder of Win Anyway foundation). These signing events then lead to the creation of our Gamecock Greats collection which includes autographed memorabilia attained at these signings.


gamecock GREATS



Exclusive Championship Balls

Our customers not only love to wear their college pride, but they also enjoy collecting any exclusive memorabilia related to their university. We have worked diligently with the Universities' most popular sports teams to create exclusive championship balls autographed by the Head Ball Coaches. We released each of our exclusive signed balls as numbered, collectible items that were only available for a limited-time. Our most recent autographed ball was for the Gamecocks Women's Basketball team who won the 2017 National Championship. The basketball featured an authentic signature from head ball coach Dawn Staley and the official National Champions logo. In previous years, we have offered a variety of autographed basketballs including when our women's basketball team went to the final four for the first time. For the Gamecock Football team, we offered an exclusive football autographed by Head Coach Steve Spurrier who is the winningest coach in Carolina history.

One of the biggest reason we have earned the respect of our fans and the Universities is based on the act that we only sell **officially licensed collegiate products**. This means every product in our stores and on our websites that have a trademarked logo or phrase of either University was bought from a vendor who has their products approved but he University and has paid their proper royalties to the IMG College Licensing company to sell trademarked products. If a vendor is unable to provide officially licensed paperwork, we do not sell their products.

Welcome to our Personalization Station



Monogram Everything.



Our Palmetto Traditions store offers one of the most popular fashion trends in the South: Monograms! A Monogram, for those who are unfamiliar, is originally an arrangement of a person's initials where their last name initial is in the center. Our Southern customers love to put monograms on basically anything and everything. With our vast array of personalization machines, we can offer our customers all the monograms they could want and more! We have an entire personalization department dedicated to customizing items complete with three embroidery machines, three vinyl-cutting machines, and an on-site heat-press machine. With each type of machine we are able to offer our customers an array of personalization options to customize almost anything our customers bring in to our stores! We have also designed and created our own line of monogrammed and embroidered items including our Sweet Tees collection and Perfectly Palmetto collection. At times, we have even created a series of clothing and hats for local organizations and companies in the area. **If there's a design a customer needs, we do our best to make it!**


perfectly Palmetto
sweet Tees

But, What Exactly Do We Sell?

Major Brands & Quality Products


Satterfield's Jewelry Warehouse
Gabriel&Co. New York
CHAMILIA
live with all your heart
LOVEBRIGHT
CITIZEN
Southern Gates
Twogether
When ONE plus ONE equals US
GLASS BARON
Gemstone Jewelry
& Tons More!
GARNET AND BLACK TRADITIONS
UNDER ARMOUR
LOGO
mudpie
PROUD TO BE A HATER.
RIVALRY COLLECTION
RETRO BRAND
Plus Tons More Novelty Items!
TIGER PAW TRADITIONS
NIKE
ANTIGUA
RIVALRY COLLECTION
LOGO
Plus Tons More Novelty Items!
Palmetto TRADITIONS
YETI COOLERS
simply southern COLLECTION
tervis
perfectly Palmetto
Plus Tons of Monogram Items!

Our Company carries over $1,000,000 in diamond solitaires on memo from one of the oldest and largest diamond vendors in New York City. We can get diamonds of any cut, color, clarity or carat for our customers. With the diamonds we currently sell in our stores, we have separated them in to four families based on specific diamond qualities and price ranges in order to help our customers shop their diamond style with ease. **All of our jewelry employees are also fully trained in diamond education so they can help customers select just the right stone for their occasion.**


Carissa Diamonds
1/2 ct. starting at $999
3/4 ct. starting at $1899
1 ct. starting at $3299

And Finally, This Is Why We're here.

Setbacks, Loss, & Success!

With over 50 years of retail experience, why would we need StartEngine and you?



2014: The Year We Lost Our Footing

In 2013, we built our two newest store locations using all our current inventory as collateral - the original valuation was done at 60-75 cents on the dollar and the total loan was for $1 million. We successfully opened our two new stores and we were ready to charge headfirst into new sales and grow our business! Less than 8 months later, our lending bank experienced some internal changes centered mostly around jewelry valuations. Because of this, the bank decided to re-evaluate our recently issued loan and change the initial inventory value to only a 25-40 cent valuation. This immediately put us in a default status, even though our loan was less than 1 year old and nothing had changed financially within our own company. In addition, our original payment plan was scheduled as a 7-year balloon payment, but along with the new evaluation, our bank also decided that our company needed to repay the loan much sooner.

At this same time, our company was experiencing a very personal, heart-wrenching situation. Our owner's wife, Janice, who worked as an employee in our company for 35 years dating back to before her marriage to Scott Satterfield (32 years together), was diagnosed with stage-4 Triple Negative breast cancer. The on-going stress of battling cancer combined with the continuous struggle with the bank was a heavy blow to our company morale, and as the bank became more and more aggressive, our stores were almost driven to the point of having to close our doors.


Forever in our hearts
Janice Robertson Satterfield
July 31, 1964 - October 3, 2016

2016: A Year for Loss and Gain

In 2016, Janice left her physical body, but yet she remained in the heart of our company. The loss of Janice gave our company the final push of determination to make sure our company pulled through this era of difficulty. In the same year, we were offered a saving grace. The investment company, Argosy Credit Partners, secured our previous loan from the bank and allowed us the opportunity to re-establish our company. Since 2016, Argosy Credit has worked together with us so that our company could finally fully focus on restoring our cash flow and recapitalizing our business. **While we are now finally starting to find our footing, we can still use some help raising capital to help us purchase inventory for our Traditions stores.**

ARGOSY CREDIT PARTNERS

And So Here is the Plan.

We have three main areas of our stores that we delegate our cash flow towards: Jewelry, Traditions, and eCommerce. Since our restructuring with Argosy, our Jewelry side of business has become the most stable area, because of our decision to move a majority of our jewelry inventory to consignment agreements. **We revamped approximately 85% of our jewelry merchandise to all be pay-as-we-sell agreements.** This significant change in inventory management has allowed us to turn our jewelry items, which typically have the slowest turn in investment into a thriving business that does not require us to have cash flow upfront. **All of the jewelry companies we run consignment agreements with have been significantly impressed with the volume of sales we have been able to produce with their products and hence, they have continuously increased the number of products we are allowed to carry on consignment with them.** We decided to focus on jewelry first, as we want our jewelry stores to be our staple source of income all year round while our traditions stores naturally experience a variety of fluctuations that coincides with the different sports seasons. **We have also found that jewelry companies are more willing to allow their merchandise to be purchased on consignment deals due to the general nature of the jewelry industry.**



Our Traditions stores' inventory, however, is not able to be moved into consignment agreements. While we have been successful with a few companies agreeing to consignment deals, the majority of the big name brands we would like to offer as well as smaller companies that develop novelty items that fans love only produce products on an immediate pay basis. With our cash flow being limited, we have had to do without big money-maker products and limit ourselves to a bare minimum inventory level leaving thousands of dollars on the table. **Our main goal with the money invested from StartEngine is to raise capital in order to purchase inventory for our three Traditions stores.** As shown in the chart, **our Traditions stores alone were producing more than $5-million in sales before the deficit hit us hard in 2014.** As we struggled to regain our footing, the merchandise in our Traditions stores got more and more limited which continued to reduce our sales. As you can see in 2017, we are finally starting to see our margin head upward again. **So we are confident that if we can once again fill our inventory with the unique and novelty items we've been missing for the past couple years, we'll see a significant return on investment in a very short time frame for our stores.**


Total Sales - Tradition Stores Only
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2010
2011
2012
2013
2014
2015
2016
2017

Lastly, our eCommerce sites are in dire need of an update. Having been created more than 6 years ago before the rise of mobile and tablet shopping, our websites severely lack the technologies to keep up with the current trends of online shopping. Almost five years ago, we did create a separate mobile site for our Garnet and Black Traditions store, but the rest of the websites have not been updated to handle mobile traffic. The total site traffic from our customers on mobile devices is over 50% of our total shoppers. By not having a responsive site, customers are not able to easily shop our stores from their mobile device which discourages them from buying from our stores. This includes customers who want to just compare prices and browse our products before coming into our stores. Their frustration at our unresponsive website essentially pushes them to shop on any competitor's website that is mobile-friendly. **After fully filling our Tradition stores with prooducts, we want to use any remaining money towards upgrading all four of our websites to fully-responsive, user-friendly websites.** We especially believe that our Jewelry side would experience a huge profit boost by having a fully-responsive site that allows our customers to shop our jewelry store with confidence in a convenient and hassle-free way. We believe our current sales online is minuscule compared to how we could be performing if we were operating at maximum efficiency.





Investing with Us.

We need your help to raise capital for our company!

We are offering up to $107,000 in unsecured Promissory Notes.

The Notes will accrue interest as follows:

15% through January 9, 2021;
20% between January 10, 2021 and January 9, 2024;
and 25% thereafter.

All accrued and unpaid interest shall be paid on or before January 10th of each year of the term. All outstanding principal and accrued and unpaid interest shall be due and payable on January 10, 2025.

Commencing June 1, 2020, any investor may, by providing written notice to us, on or before December 10th of any year, request the early repayment of this Note, in which case, on or before the following January 10th, we shall repay Holder the outstanding principal balance of this Note, plus all accrued and unpaid interest due as of such payment date.

PLUS You Can Enjoy These Immediate Perks!

Invest $500 - Receive a **$50 Gift Card**
Invest $1,000 - Receive a **$120 Gift Card**
Invest $2,500 - Receive a **$400 Gift Card**
Invest $5,000 - Receive a **$1,100 Gift Card**
Invest $10,000 - Receive a **$2,500 Gift Card**

Gift Cards can be used at any of our storefronts in stores or online! **All Perks occur after the offering is completed.* See Full Terms for details.

Sample Investments - See How It All Adds up!

Sample A*

Initial Investment	**$10,000**	**Started Investment June 1, 2018**	
	Interest	**Amount Paid Annually**	**Payment Year**
Partial Year	Pro Rated 15%	875	1/10/2019
Full Year 1	15% return	1,500	1/10/2020
Full Year 2		1,500	1/10/2021
Full Year 3		1,500	1/10/2022
Full Year 4	20% return	2,000	1/10/2023
Full Year 5		2,000	1/10/2024
Full Year 6	25% return	2,500	1/10/2025
	Total Earned Annually	11,875	
	Initial Loan Paid Back	10,000	
	Total Repaid by 2025	**21,875**	

Sample B*

Initial Investment	**$30,000**	**Started Investment Oct 1, 2018**	
	Interest	**Amount Paid Annually**	**Payment Year**
Partial Year	Pro Rated 15%	1,125	1/10/2019
Full Year 1	15% return	4,500	1/10/2020
Full Year 2		4,500	1/10/2021
Full Year 3		4,500	1/10/2022
Full Year 4	20% return	6,000	1/10/2023
Full Year 5		6,000	1/10/2024
Full Year 6	25% return	7,500	1/10/2025
	Total Earned Annually	34,125	
	Initial Loan Paid Back	30,000	
	Total Repaid by 2025	**64,125**	

**These samples are merely intended as illustrations of how investors may get paid, and do not guarantee the ability of the Company to repay these debts.*

Why is Now the Best Time?

For 4 years, we have been cutting expenses while continuing to settle leases from 2013. While the overall appearance of our company value has decreased due to the 2014 setback, in actuality because of our restructuring and partnering with Argosy Credit, our company's growth line has started to move upwards. In addition, with 50 years of history showcasing our companies' abilities to increase sales, we believe we can make our company even better than it was before. We believe that if we are able to increase our capital and cash flow for our tradition stores this year, we will be able to get over the final hill of financial difficulties and remove our past "Legacy of debt". **We are ready to create our legacy of great financial opportunity!**

Success with Previous Investors

In 2016, we first started looking into the idea of letting investors fill our stores with products. We came across the company, Kickfurther, and decided to try a campaign or two. With two different campaigns, we were able to **raise over $230,000** in funds to help us fill and and expand our brand collections for the new season. For both of the campaigns, we paid off the investments several months in advance and received an **undeniable amount of praise from our investors** because of our fast and easy payback. But then why are we at StartEngine? These campaigns were done before our bank loan was taken over by Argosy Credit, so even though we were successful in getting merchandise in our stores, we weren't stable enough internally to re-group our stores to start to see a peak in cash flow. **Now that we have a staple foundation with Argosy, we started looking for a new way to raise capital for our business outside of Kickfurther and that's exactly when StartEngine found us!**

Reviews from our Kickfurther Campaigns

★★★★★

Seems like good, stable company. Delivered early payback based upon strong sales and immediately put forth a new offer.

Jedimaster

★★★★★

Great company! Regular updates and a very early payback!

FDARU

★★★★★

Great communication always keep us up to date, pay off Sonner than expected date. Would return again to support this company.

tell0050

★★★★★

Top notch pitch, product, execution and communication.

smellhound

★★★★★

Very quick payback. Excellent communication. I'm looking forward to the next offer. Thanks!

Snobowler

A Note From Our Owner

As you look at our offer and the current financials, I want you to know that we believe that the worst time is behind us. Our company as a whole has been diligently working in a variety of departments to get our company back on its feet including cutting unnecessary expenses, changing our jewelry inventory to consignment, and most recently acquiring $400,000-500,000 in collegiate consignment. I want you to understand that I am all in on our business and have put everything I own into the business these past few years while we were rebuilding. Our company is committed to working hard until we are successful again. We believe that we have gone through the roughest times and now we are getting to where payment plans and equipment payments we had when opening the new stores are finally dropping off in 2018.



We are a Christian based business and that is a part of how we run our business and how we treat our staff. We try to glorify God in what we do, and it is what we do, not what we say that we want people to see. I only bring this up to let anyone investing in us understand my belief and moral center, as that is really what you want to see from any business you may or may not invest in.

The deal with Argosy is a blessing to us as it has allowed us to rebuild ourselves while it has shielded us from any company putting pressure on us to close us against our will – That is still the case today. We are committed to pay everything owed by our businesses from the past. It is because of our relationship with our vendors and our transparency that we have been able to get this far.

We intend to use funding raised from StartEngine to purchase merchandise for our Tradition stores. We believe StartEngine is our way to restore our cash flow without continuing to use non-conventional, extremely expensive alternate funding that we've been forced to use for the past couple years. We've paid an outrageous amount of fees to a variety of companies as we worked to try and raise capital. Without those type of companies, I believe we will be able to achieve significant growth over the next two years and this is why I feel very comfortable offering the return on your investment we have outlined. I am offering both the return on your investment plus immediate perks because I want each investor to see both short term and long term opportunities in their investment. It is because of our poor financials, I felt that the return needed to be "better than others."

Football is a major sport to our Southern audience and what some investors may not realize is the better the sports teams perform, the more enthused our customers are to buy additional products. Fortunately for us, the University of South Carolina football team is trending up and is the dark horse this year to win the Southeastern Conference. Clemson's football team has been in the College Football Playoffs for the past three years and is expected to be one of the top college football teams again this year. In addition,even though our stores are located in Columbia, SC which is the home to the University of South Carolina, the Clemson Athletic club (IPTAY) has its largest membership branch in this city as well which means we believe we will get a large amount of traffic from both colleges. We believe that the inventory we will be purchasing with the funds we raise in this offering will all have a high turn rate in our stores and we anticipate immediate increases in sales. I also believe our Palmetto stores, once the inventory has been corrected, should be selling three to four times as much a year compared to the abysmal $100,000-200,000 it's done in the past three years.

I sincerely want to encourage you to please take a moment to look over all the information we've provided and I am positive you will see this as the perfect opportunity to invest and get a significant return on your investment.

Scott Satterfield
President
Satterfield's Jewelry Warehouse

Need More? Check us out all over the internet!

We encourage each of our investors to take a look at each of our websites and social media pages.
See for yourself the type of merchandise we offer and our interactions with our customers as well as our true business identity.

Satterfield's Jewelry Warehouse	Garnet and Black Traditions	Tiger Paw Traditions	Palmetto Traditions
Website	Website	Website	Website
Facebook	Facebook	Facebook	Facebook
Twitter	Twitter	Twitter	Twitter
Instagram	Instagram	Instagram	Instagram

We are a Company. We are a Team. We are a Family!


Jewelry
WAREHOUSE

In the Press

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Meet Our Team



George Satterfield

Founder

George Satterfield created the Jewelry Store, Robyn Ann, in 1965. As an avid Carolina fan, he also began to carry Gamecock merchandise and Clemson merchandise to stir up the rivalry. He was the original creator of the "Beat Stickers" we offer for free every football season. In the late 1970s, for a number of resasons, Robyn Ann was rebranded as Jewelry Warehouse that is known today. George passed away in 2005 and the company was passed to his son, Scott Satterfield.



Scott Satterfield
President
Scott Satterfield is the sole owner of Satterfield's Jewelry Warehouse. He has been the president of the company since 2005 with the passing of George Satterfield. He has worked for the company for 48 years.



Michael Satterfield
Store Manager
Michael Satterfield is the son of Scott Satterfield and has worked as a store manager in the company for three years.



Marilyn
Jewelry Buyer
39 years



Kevin
Traditions Buyer
18 years



Heather
Personalization & Buyer
8 years



Elizabeth
Bookkeeper & HR
18 years



Ljiljana
Accounts Payable
4 years



Debbie
Systems Administrator
27 years











Patricia
Data Entry
20 years



Karissa
Special Order
7 years



Jelene
Web & Social Media
7 years



Brandi
Web & Social Media
5 years



Lacy
Web Product Processing
1 year



Janie
Shipper
11 years



Thomas
Product Processing
4 years



Kevin
Courier
14 years



Cayce Store
Cayce, SC
12 Total Employees


Jewelry

Lexington Store
Lexington, SC
12 Total Employees


Jewelry

Harbison Store
Columbia, SC
11 Total Employees

Offering Summary

Maximum $107,000 in Unsecured Promissory Notes

Minimum$10,000 in Unsecured Promissory Notes

Company	Jewelry Warehouse Inc (dba Satterfield's Jewelry Warehouse)
Corporate Address	PO Box 4722, West Columbia, South Carolina
Description of Business	Satterfield's Jewelry Warehouse is a retail store combining four unique storefronts under one roof that includes Jewelry and collegiate merchandise.
Type of Security Offered	Unsecured Promissory Note (the "**Notes**")
Minimum Investment Amount (per investor)	$500

The Notes will accrue interest as follows:

- 15% through January 9, 2021;
- 20% between January 10, 2021 and January 9, 2024; and
- 25% thereafter

All accrued and unpaid interest shall be paid on or before January 10th of each year of the term. All outstanding principal and accrued and unpaid interest shall be due and payable on January 10, 2025.

Commencing June 1, 2020, any investor may, by providing written notice to us, on or before December 10th of any year, request the early repayment of this Note, in which case, on or before the following January 10th, we shall repay Holder the outstanding principal balance of this Note, plus all accrued and unpaid interest due as of such payment date.

We may prepay any or all of the Notes, in whole or in part, at any time, by the payment of all principal and the interest that has accrued thereon through the date of such repayment, and without any premium or penalty.

PLUS all investors meeting the minimum amount will receive the immediate perk listed below:

- $500 — If you invest $500, you will receive a $50 Gift Card.
- $1,000 — If you invest $1,000, you will receive $120 Gift Card.
- $2,500 — If you invest $2,500, you will receive $400 Gift Card.
- $5,000 — If you invest $5,000, you will receive $1,100 Gift Card.
- $10,000 — If you invest $10,000 or more, you will receive a $2,500 Gift Card.

Investors will receive the immediate perk within 30 days after closing the offer. Immediate perks do not stack or combine. Gift Cards can be used at any of our store locations or online.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

    a. The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Promissory Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_OF_INCORPORATION%%, %%COMPANY_TYPE%% (the

"Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Promissory Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

d. The aggregate value of Securities sold shall not exceed %%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for %%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

   a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

   b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have “knowledge” of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have “knowledge” of a particular fact or other matter if one of the Company’s current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_OF_INCORPORATION%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

d. Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company’s powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. No filings. Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

h. Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

    a. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

    b. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    i. To the Company;

    ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    iii. As part of an offering registered under the Securities Act with the SEC; or

    iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscriber represents that either:

    i. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

    ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

f. Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

g. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

i. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the

Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO

THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

    a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

    b. This Subscription Agreement is not transferable or assignable by Subscriber.

    c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

    d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

    e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

    f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Promissory Notes of%%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Promissory Notes the undersigned hereby irrevocably subscribes for is: $%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

%%NOW%%

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

PROMISSORY NOTE

SERIES 2018 - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

FOR VALUE RECEIVED, JEWELRY WAREHOUSE, INC. (the "**Company**"), promises to pay to the order of %%VESTING_AS%% ("**Subscriber**") an amount equal to $%%VESTING_AMOUNT%%, with interest accruing on the unpaid principal at the rate of 15% per annum through January 9, 2021; 20% per annum between January 10, 2021 and January 9,

2024; and 25% per annum thereafter. This note (the "Note") is issued as part of a series of similar notes (each a "**Note**" and collectively, the "**Notes**") to be issued pursuant to the terms of that certain Note Subscription Agreement ("Note Subscription Agreement"), dated as of %%TODAY%%, by and among the Company, Subscriber, and the other Subscribers thereto. This Note is subject to the following terms and conditions:

1. Definitions

a. **Closing Date** means the date on which the funds are released to the Company under the Offering. In the event that multiple closings occur in this Offering, the Closing Date applicable to all Notes shall be the last closing in this Offering.

b. **Majority in Interest** means those Subscribers whose collective Investor Proportions is greater than 50% of the Offering Amount.

c. **Maturity Date** means January 10, 2025.

d. **Offering** means the offering of securities under Regulation Crowdfunding under which these Notes were issued.

e. **Offering Amount** means the aggregate amount of Notes that all Subscribers have purchased in connection with the Offering.

f. **Periodic Payment** means, with respect to each applicable period, the payment by the Company in the amount equal to all accrued and unpaid interest.

g. Principal means, with respect to each Subscriber, the amount contributed by the Subscriber and is identified above in this Note.

2. Note Payments

a. In consideration for the proceeds of the Note and subject to the terms and conditions of the Note Subscription Agreement, the Company shall make interest only payments to the Subscriber on or before January 10th of each year of the term, equal to all accrued and unpaid interest due under the Note, and to finally pay all principal and accrued and unpaid interest on or before the Maturity Date.

b. The Company may, in its sole discretion and without penalty, prepay any or all of the Notes, in whole or in part, at any time, by the payment of all principal and the interest that has accrued thereon through the date of such repayment, and without any premium or penalty.

c. Commencing June 1, 2020, any investor may, by providing written notice to the Company, on or before December 10th of any year, request the early repayment of this Note, in which case, on or before the following January 10th, we shall repay Investor the outstanding principal balance of this Note, plus all accrued and unpaid interest due as of such payment date.

3. Events of Default

Each of the following shall constitute an "Event of Default"

a. The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

b. Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

c. The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

4. Remedies

a. If any Event of Default occurs, the unpaid portion of the Amount Due, and all other amounts payable hereunder to the Subscriber shall become immediately due and payable by the Company to the Subscriber.

b. If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the principal and interest payable hereunder.

5. General

a. **Transfer; Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Subscriber. Notwithstanding the foregoing, the Subscriber may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and Revenue Sharing Percentage will be issued to the transferee.

b. **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Subscriber shall be governed, construed and interpreted in accordance with the laws of the State of South Carolina, without giving effect to principles of conflicts of law.

c. **Notices.** Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally, by overnight courier, or sent by email or fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

d. **Amendments and Waivers.** Any term of this Note may be amended only with the written consent of the Company and the Majority in Interest; provided, however, that any such amendment or waiver that applies to or affects any Subscriber in any manner different than such amendment or waiver applies to or affects other Subscribers shall require the written consent of the Subscribers representing a majority of the outstanding principal amount of indebtedness represented by all Notes held by such Subscribers that are so differently affected. Any amendment or waiver effected in accordance with this Section 5 shall be binding upon the Company, each Subscriber and each transferee of any Note.

e. **Entire Agreement.** This Note, together with the Subscription Agreement and the documents referred to therein, constitutes the entire agreement between the Company and the Subscriber pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Subscriber are expressly canceled.

f. **Counterparts.** This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

g. **Loss of Note.** Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

h. **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

%%NAME_OF_ISSUER%%:

By: ____%%ISSUER_SIGNATURE%%____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%